UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 04, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change - dated 04 November  2013

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 04,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 04,  2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

BARCLAYS PLC

BOARD CHANGE

4 November 2013

Barclays PLC and Barclays Bank PLC ("Barclays") announce that David Booth, non-executive Director, has decided to retire from the Boards of Barclays with effect from 31 December 2013.

Sir David Walker, Barclays Chairman, said today, "I would like to thank David on behalf of the Board for his commitment and dedication to Barclays since joining the Board in May 2007.  David has made a very significant contribution to Barclays over the past 6 years, particularly in his role as Chairman of the Board Financial Risk Committee, and the Board will miss his wise counsel, insights and expertise.  My Board colleagues and I wish David every success for the future."

Tim Breedon will succeed David Booth as Chairman of the Board Financial Risk Committee with effect from 1 January 2014.  Additionally, Mike Ashley will become Chairman of the Board Audit Committee effective from the same date in place of Sir Michael Rake.  Sir Michael will remain on the Board as Deputy Chairman.

-ENDS-

For further information please contact:

Investor Relations Charlie Rozes +44 (0) 20 7116 5752	Media Relations Giles Croot +44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com